UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Exceeds Sales Targets and Strengthens Consumables Business at drupa 2004

Vancouver, BC, Canada (May 20, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE) concluded drupa 2004, the world's largest international trade show for print media production, with signed contracts for substantial sales of prepress equipment and printing plates by customers around the world. New Creo products at drupa catered to the Creo theme of Business Acceleration and focused on the unique business needs of commercial and publication printers, small to medium-sized commercial printers, on demand digital printers, packaging and newspaper printers, as well as creative professionals.

"We surpassed our sales targets for prepress equipment and exceeded by far our expectations on consumables orders and attach rates at drupa 2004. The strength of new products launched at the show, especially the Magnus™ VLF computer-to-plate system, new versions of the Prinergy® and Brisque® workflow management software and our broad thermal plate offering, drove customer demand," said Amos Michelson, chief executive officer of Creo. "Thousands of customers from all print segments visited the Creo booth during the 14-day show and sales were made in the full range of complete Creo solutions, including computer-to-plate, prepress workflow, proofing, plates, and customer service. Our success at drupa strengthens our confidence in our ability to achieve our growth objectives for this fiscal year."

In one of the larger deals at drupa, Pravda, the daily newspaper of Russia, committed to purchase more than 20 Trendsetter® NEWS CTP devices in a multi-year contract, as it establishes remote printing facilities throughout Russia.

For the first time, Creo exhibited its complete line of printing plates including the Creo Positive Thermal Plate (PTP), ideal for commercial printers; the Mirus™ PN, a negative-working thermal plate ideal for commercial and packaging printers; the Fortis™ PN, a negative-working thermal plate for newspaper, book and insert printers; and the Clarus™ WL waterless plate for direct imaging presses. Creo also showed the Clarus™ PL processless plates in a technology demonstration. Processless plates eliminate the need for processing and deliver substantial benefits to printers including reduced capital requirements, lower maintenance costs, faster turnaround times, and a lower cost of operation.

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Customers lined up at the Staccato® Showcase to learn about Spotless™ printing launched at drupa, which can dramatically reduce the use of special inks in their press room. Spotless printing enables printers to represent spot colors on press with process inks, making spot color replacement easy and accurate.

Creo also launched Creo Complete solutions to help smaller and mid-sized printers in Europe benefit quickly from the move to a computer-to-plate (CTP) environment. These affordable, turnkey solutions include a thermal CTP imaging device, the new Prinergy® Evo PDF workflow, thermal plates, proofer, service and support with flexible financing. On-site startup assistance includes training, collaboration, and business advice on the benefits of CTP.

As the pioneer in JDF development Creo also demonstrated the largest array of working JDF workflow solutions. JDF-enabled workflow can enhance printers' businesses by creating a highly collaborative, optimized and efficient digital production environment. Creo workflow products that write and/or read JDF are the industry leaders with the broadest installed base in the graphic arts and include Prinergy, Brisque, Spire™, Synapse® Prepare, Synapse® InSite, Synapse® UpFront®, Synapse® Link, Synapse® Director, Preps®, Pandora®, PrintLink and InkPro.

At drupa 95, nine years ago, Creo showed its first computer-to-plate device. Since then, more than 6,000 devices have been installed by Creo around the world, and Creo has expanded its product offering from only five products in 1995 to over 300 today.

Images available on www.creo.com/imagebank

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of

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intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,200 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

For Further Information:
Rochelle van Halm	Tracy Rawa
Corporate Headquarters	Investor Relations
T. +1.604.676.4526	T. +1.604.419.4794
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 20, 2004